UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40207

Waldencast plc

(Translation of Registrant’s name into English)

10 Bank Street, Suite 560

White Plains, New York, 10606

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 11, 2022, Waldencast plc (the “Company”) will host a conference call and simultaneous webcast to discuss the Company’s financial results for the three and six months ended June 30, 2022. An archived replay of the webcast and the investor presentation used during the webcast will be available shortly after the live event has concluded in the Investors section of the Company’s website, https://ir.waldencast.com. A copy of the Company’s press release and earnings release supplement for the three and six months ended June 30, 2022 is attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Quarterly Report on Form 6-K and is incorporated by reference herein.

In addition, the Company’s Quarterly Report for the three and six months ended June 30, 2022 is attached as Exhibit 99.3 to this Quarterly Report on Form 6-K and is incorporated by reference herein. The Company is also providing supplemental information for the financial results for the six months ended June 30, 2022 for each of Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares, and Milk Makeup LLC, a Delaware limited liability company, which is attached as Exhibit 99.4 and 99.5, respectively, to this Quarterly Report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc press release, dated August 11, 2022
99.2	Waldencast plc Supplemental Information for the three and six months ended June 30, 2022
99.3	Waldencast plc Quarterly Report for the three and six months ended June 30, 2022
99.4	Obagi Global Holdings Limited Supplemental Information for the six months ended June 30, 2022
99.5	Milk Makeup LLC Supplemental Information for the six months ended June 30, 2022
99.6	Unaudited Pro Forma Condensed Combined Financial Information of the Waldencast plc, Obagi Global Holdings Limited and Milk Makeup LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: August 11, 2022	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer and Principal Financial Officer

3